Filed Pursuant to Rule 253(g)(2)

File No. 024-11179

Supplement No. 1 to Offering Circular dated June 4, 2020

Remembrance Group, Inc.

365 5th Ave South, Suite 201

Naples, FL 34102

(239) 666-3440

www.remembrancegroup.com

This Offering Circular Supplement No. 1 (the “Supplement No. 1”) relates to the Offering Circular of Remembrance Group, Inc. (the “Company”), dated June 4, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,200,000 shares of Series A Redeemable Preferred Stock at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000. There is a minimum initial investment amount per investor of $5,000 for the series A preferred stock and any additional purchases must be made in increments of at least $100. This Supplement No. 1should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Supplement No. 1 includes the attached (i) Semiannual Report on Form 1-SA filed by the Company with the Securities and Exchange Commission on September 24, 2020, and (ii) Current Report on Form 1-U filed with the Securities and Exchange Commission on August 18, 2020.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular, as supplemented by this Supplement No. 1, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is September 25, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

Remembrance Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Avenue South, Suite 201, Naples, FL 34102

(Full mailing address of principal executive offices)

(239) 666-3440

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Remembrance Group, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

This report contains, in addition to historical information, certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith beliefs as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

●	The coronavirus pandemic and other changes in general economic and demographic conditions may cause a material adverse effect on our business;
●	the inherent risks associated with owning funeral homes, governing laws and regulations affecting the funeral and cemetery industry and illiquidity of real estate investments;
●	our ability to continue to manage through the societal shift to growing cremation rates;
●	increased competition in the geographic areas in which we own and operate funeral homes;
●	our ability to continue to identify, negotiate and acquire funeral businesses;
●	changes in market rates of interest;
●	our ability to repay debt financing obligations;
●	our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
●	our ability to comply with certain debt covenants;
●	our ability to integrate acquired properties and operations into existing operations;
●	the availability of other debt and equity financing alternatives;
●	continued ability to access the debt or equity markets;
●	the loss of any member of our management team;
●	our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
●	market conditions affecting our investment securities;
●	changes in federal or state tax rules or regulations that could have adverse tax consequences; and
●	those risks and uncertainties referenced under the caption “Risk Factors” contained in our offering circular filed with the Securities and Exchange Commission on June 8, 2020 (SEC File No. 024-11179).

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include future expectations about our company’s business. The expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All estimates are based exclusively on our company management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from our expectations.

Overview

Business Overview

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020. We serve as the management company for one wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate seven businesses with 14 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, and workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

We also have option agreements in place, which we refer to as the option agreements, to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies.

Impact of the COVID 19 Coronavirus

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

Currently, our operations have been deemed essential by the state and local governments in which we operate. Our funeral homes have remained open to continue to serve our customers’ needs, and we are actively working with federal, state and local government officials to ensure that we continue to satisfy their requirements for offering our essential services. The operation of all of our facilities is critically dependent on our funeral directors who are considered essential licensed employees and who staff these locations. To ensure the wellbeing of our employees and their families, we have provided all of our employees with detailed health and safety literature and links to video learning on the coronavirus, such as the Center for Disease Control, or the CDC, industry-specific guidelines for working with the deceased who were and may have been infected with the coronavirus. In addition, we have updated and developed new safety-oriented guidelines to support daily field operations and provided personal protection equipment to our employees, and we have implemented work from home policies for all non-essential employees consistent with CDC guidance to reduce the risks of exposure to the coronavirus while still supporting the families that we serve.

We continue to support all our employees with necessary personal protective equipment as well as by providing “work from home” support for all non-essential, non-licensed personnel, where required by local restrictions. We have instituted a “Cash for Unused Vacation/Time Away from Work” policy for all full time employees. This policy will remain effective for the remainder of 2020 and temporarily supersedes our Employee Handbook “Use it or Lose It” policy on vacation. Additionally, we continue to keep those of our employees who are considered “High Risk” individuals, as designated by the CDC, away from our businesses.

We have also begun implementing virtual meeting options using a variety of web-based tools to ensure that we can continue to connect with and meet our customers’ needs in a safe, effective and productive manner. Some of our locations have also started providing live video streaming and recording of their funeral and burial services to our customers, so that family and friends can connect virtually during their time of grief.

Like most businesses world-wide, the coronavirus pandemic has impacted us financially; however, we cannot presently predict the scope and severity with which, or for how long, the coronavirus will impact our business, financial condition, results of operations and cash flows. We expect that throughout this disruption our funeral homes will remain open and available to serve our families in all the locations in which we operate to the extent permitted by local authorities. To date, our death care business and that of our independent operating companies and our and their financial condition and results of operations have not been negatively impacted by the coronavirus. The limitations of the size of gatherings has not impacted our revenues as we have seen no decline in the number of gatherings, only restrictions in numbers in attendance, and, based on current publicly available information concerning the coronavirus and related government actions, we do not expect any material negative future impact on our operations. In the case of pre-need services, although we do not engage in any significant marketing of pre-need services, we do expect our pre-need sales to be challenged during the coronavirus pandemic.

Factors Affecting Our Operations

We track several factors that affect our operations, including the following:

●	Demographic trends relating to population growth and average age, which impact death rates and number of deaths;

●	Our market share positions in the markets where we operate;

●	Our ability to effectively respond to increasing cremation trends by selling complementary services and merchandise;

●	Our ability to control payroll expense and merchandising costs; and

●	Our ability to exert pricing leverage given the growing number of our locations.

Two significant variables that we focus on are volume and price and we believe those two factors are the main drivers that affect our funeral revenue. We track, monitor and work to improve the average revenue per call, which is our total revenues divided by total death calls received over the same period, and this number is influenced by the mix of burial and cremation services. Overall, our funeral homes have a relatively fixed cost structure.

Recent Developments

In April 2020, our operating businesses were recipients of loans in the aggregates amount of $562,500, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act ( “CARES Act”), which was enacted March 27, 2020. The PPP loans carry a 1% fixed annual rate of interest and mature in April 2025. The loans and accrued interest are forgivable after twenty-four weeks if certain conditions are met. We believe that our operating companies have met all of the required conditions and we expect that the entire amount of these PPP loans will be forgiven.

In addition to the PPP loans, Economic Injury Disaster Loans, or EID Loans, through the Small Business Administration, were made available under the CARES Act. As of June 30, 2020, $454,700 of EID Loans have been approved for certain of our operating businesses. These EID Loans mature in 30 years and accrue interest at 3.75% annually. The first payment of principal and interest under these EID Loans is deferred for 12 months with interest accrued during the deferment period.

On February 14, 2020, we entered into an agreement to divest one of our five funeral home businesses that was not majority owned by us. We entered into a long-term management agreement with this funeral home business pursuant to which we will receive management fees but we will no longer exert the power to direct the activities that most significantly impact this operating business entity’s economic performance. Therefore, this business will no longer be included in our consolidated financial results.  The initial term of our management agreement is three years, which may be renewed by mutual agreement of the parties. The services to be provided under the management agreement are the same as those services provided by us under or administrative services agreements with our other operating businesses. We will receive a base management fee, to be paid on a monthly basis, equal to six percent (6%) of the gross revenue of the divested business. We will also be reimbursed for all expenses, payments, fees, and other costs incurred by us on behalf of this business. Additionally, if there is a change of control in this business, we will be entitled to a cash fee equal to five percent (5%) in year one of the applicable term, three and one-half percent (3.5%) in year two of the applicable term and two percent (2%) in year three of the applicable term, of the aggregate gross consideration paid in connection with the change of control.

The deconsolidation of this funeral home business is reflected as a gain of $1,279,527 within our consolidated statement of operations for the period ended June 30, 2020.

Results of Operations

Comparison for the six months ended June 30, 2020 and June 30, 2019

The following table sets forth key components of our results of operations during the six months ended June 30, 2020 and 2019 and balance sheets as of June 30, 2020 and December 31, 2019.

	Six Months Ended June 30,
	2019	2019
	(Unaudited)	(Unaudited)
Statements of Operations Data
Total revenues	$4,018,563	$4,504,480
Cost and expense applicable to revenue	795,146	902,729
Corporate payroll	1,378,918	1,601,134
Depreciation and amortization expense	329,455	456,730
Other operating expenses	787,853	1,089,616
Interest expense	762,223	924,788
Other expense	152,913	47,634
Gain as a result of deconsolidation of noncontrolling interest	1,279,527	-
Net income (loss)	$1,091,582	$(518,151)

Net income attributable to the non-controlling interest	$1,562,787	$255,841
Preferred stock dividends	(49,294)	(301,620)
Net loss attributable to common interests	$(520,499)	$(1,075,612)
Weighted average number of common units outstanding - basic	9,850,522	1,743,660
Weighted average number of common units outstanding - diluted	12,141,912	9,725,991
Net loss per share - basic and fully diluted	(.05)	(.62)

	As of	As of
	30-Jun-20	31-Dec-19
	(Unaudited)	(audited)
Balance Sheet Data
Cash and cash equivalents	748,559	459,099
Preneed receivables, net and trust investments	1,113,801	2,997,120
Total assets	12,143,059	15,705,934
Total liabilities	20,601,496	27,065,673
Stockholders’ equity (deficit)	(8,458,437)	(11,359,739)
Total liabilities and stockholders’ equity (deficit)	12,143,059	15,705,934

Revenue.

Service revenue for the six month period ended June 30, 2020 was $2,115,238, down $419,589 from the six months ended June 30, 2019. The decrease is attributable to two factors in 2020: the divestiture of one of our operating businesses in February 2020 resulted in approximately $200,000 in less revenue year over year and the remaining difference is related to the volume of funeral services which, without the divested funeral home totaled, 569 funerals performed, down 32 cases year to date, Without the divested operating business, the revenue per case for the first six months of 2020 increased almost $100 to an average of $6,442.

Although property and merchandise revenues for the six month period ended June 30, 2020 were down $293,861 from the six months ended June 30, 2019, all of this decrease was attributable to the divestiture of one operating business in February. Without that divestiture, same store property and merchandise revenue would have been up approximately $50,000 year over year. Management has reviewed and adjusted all of its funeral home price lists as of June 30, 2020 and anticipates continued increases in property and merchandise revenues for the second six months of 2020.

Other operating revenue for the six month period ended June 30, 2020 increased $227,533 from the six months ended June 30, 2019. This increase was due to adjustments to the funeral homes price lists which have started to capture miscellaneous fees that were not being captured in the prior period. As mentioned in above paragraph, management expects this increase to continue for the remainder of 2020 as we capture more fees, revenue per case remain stable or increase and volume picks up during the upcoming winter season.

Costs and Expenses.

Total costs and expenses for the six month period ended June 30, 2020 are down more than $100,000 from the six months ended June 30, 2019. A third of that savings is attributable to a reduction in overhead expenses and the remaining is due to efficiencies gained in our cost of services which is down approximately $50,000 year over year.

General and Administrative Expenses.

Total General and Administrative Expenses for the six months ended June 30, 2020 were down $524,000 from the six months ended June 30, 2019. The divested operating business accounted for a third of the decrease, or $176,000. The remaining decreases were from same store savings as a result of the following factors; management continued to concentrate on labor efficiencies and achieved payroll decreases of $103,000, facility expenses were up $31,000 due mainly to improvements over the first six months of 2020 providing increased “curb appeal” for our funeral homes, automobile expenses were down $11,250, marketing expenses remained relatively flat at $48,000, bad debts were down $122,000 as management continued to stress collections at all locations, and the remaining savings of approximately $143,000 is attributable to professional fee decreases in the six months ended June 30, 2020 being that audits of all years were completed in 2019.

Interest Expense.

Interest expense for the six months ended June 30, 2020 is down $162,555 from the six months ended June 30, 2019, mostly due to the divestiture of the one operating business, which saved the company $130,000. The remaining savings is due to the interest rate reductions in March 2020.

Net Income (Loss).

Net income for the six months ended June 30, 2020 increased $1,609,733 from the six months ended June 30, 2019. The divestiture of the operating business, in February 2020, as discussed above, resulted in a one-time realized gain of $1,279,527. Without this one-time gain we would have incurred a Net loss of $187,945, which is an improvement of approximately $330,000 over the six months ended June 30, 2019. The 2019 net loss included $301,620 of preferred dividend expense that was eliminated in 2020 when the preferred stockholder converted its shares to common. The remaining improvement was a result of the reduction in other non-operating expenses such as “placement fees,” reduction in interest expenses and $127,275 in lower depreciation and amortization expenses in the first six months ended June 30, 2020.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, at June 30, 2020, our company had cash and cash equivalents of $748,559, a working capital deficit of $1,065,608 and an equity deficit of $8,458,637.

In addition to cash generated through operations, we used a variety of sources to fund our cash needs, including taking advantage of this year’s Cares Act and EID Loan programs, as discussed above.

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities. We generate cash in our operations primarily from our “at-need” services, that is, services purchased following a death by a family that has not pre-purchased funeral services. Based on our recent operating results, current cash position and anticipated future cash flows, we do not anticipate any significant liquidity constraints in the foreseeable future. However, if our capital expenditures or acquisition plans change, we may need to access the private or public capital markets to obtain additional funding. There can be no assurances, however, that we would be able to raise additional financing on acceptable terms, if at all. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected.

We intend to use cash on hand, cash that we expect to be able to drawn down from a future credit facility with Live Oak Bank for which we currently have a commitment letter, and capital raised under our ongoing Regulation A offering primarily to refinance existing debt and acquire funeral homes. We believe that our existing and anticipated cash resources will be sufficient to meet our anticipated working capital requirements, capital expenditures, scheduled debt payments, commitments, dividends and acquisitions for the foreseeable future.

Off Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet arrangements.

Item 2.	Other Information

We have no information to disclose that was required to be filed with the Securities and Exchange Commission in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but that was not reported.

Item 3.	Financial Statements

The accompanying semiannual unaudited (Reviewed) financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s equity (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended December 31, 2019 included in the Company’s Offering Statement and filed with the SEC as part of its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

REMEMBRANCE GROUP, INC.

Naples, Florida

Results of Review of Consolidated Financial Statements

We have reviewed the consolidated balance sheet of REMEMBRANCE GROUP, INC., its wholly-owned subsidiary and affiliates (the “Company”) as of July 30, 2020, the related consolidated statements of operations, equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”) included in the accompanying Securities and Exchange Commission Form 1-SA for the period ended June 30, 2020. Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2019, and the related consolidated statements of operations, equity, and cash flows for the year then ended (not presented herein); and in our report dated May 15, 2020, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2019 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These interim consolidated financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ Somerset CPAs, P.C.

Indianapolis, Indiana

September 24, 2020

REMEMBRANCE GROUP, INC.

Consolidated Balance Sheets (Unaudited)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents	$432,093	$299,669
Cash and cash equivalents – noncontrolling interest	316,466	159,430
Accounts receivable, net	218,745	150,385
Accounts receivable, net – noncontrolling interest	224,189	277,093
Inventories	136,366	98,997
Inventories – noncontrolling interest	127,648	218,175
Other current assets	210,772	89,437

Total current assets	1,666,279	1,293,186

Preneed receivables, net and trust investments	68,304	83,333
Preneed receivables, net and trust investments – noncontrolling interest	1,045,497	2,913,787
Property and equipment, net	3,629,711	3,687,544
Property and equipment, net – noncontrolling interest	5,733,268	7,728,084

Total Assets	$12,143,059	$15,705,934

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$852,392	$493,247
Accounts payable and accrued liabilities – noncontrolling interest	626,337	774,534
Current maturities of long-term debt	1,253,158	916,873

Total current liabilities	2,731,887	2,184,654

Long-term debt	10,231,594	13,478,032
Finance lease obligations	6,132,245	6,111,995
Deferred receipts held in trust	68,398	83,333
Deferred receipts held in trust – noncontrolling interest	1,045,497	3,029,411
Accrued preferred dividends	-	1,809,720
Other long-term liabilities	391,875	368,528

Total liabilities	20,601,496	27,065,673

Commitments and contingencies (Note 8)

Equity:
Common stock, $0.0001 par value; 20,000,000 and 0 shares authorized; and 9,850,022 and 0 issued and outstanding, respectively	985	-
Additional paid-in capital	9,176,786	-
Accumulated deficit	(11,404,972)	-
Members’ deficit	-	(3,565,716)
Noncontrolling interests	(6,231,236)	(7,794,023)
Total equity	(8,458,437)	(11,359,739)
Total Liabilities and Equity	$12,143,059	$15,705,934

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Operations (Unaudited)

	Six months ended June 30, 2020	Six months ended June 30, 2019
	(Unaudited)	(Unaudited)
Revenue
Service revenue	$2,115,238	$2,534,827
Property and merchandise revenue	1,544,315	1,838,176
Other revenue	359,010	131,477

Total revenue	4,018,563	4,504,480

Cost and expenses
Cost of property and merchandise	615,089	641,378
Cost of service	163,544	212,471
Overhead and other expenses	16,513	48,880

Total costs and expenses	795,146	902,729

Gross profit	3,223,417	3,601,751

General and administrative expenses	2,166,771	2,690,750
Depreciation and amortization	329,455	456,730

Operating income	727,191	454,271

Other income (expense)
Interest expense	(762,223)	(924,788)
Other income (expense)	(152,913)	(47,634)
Gain as a result of deconsolidation of noncontrolling interest	1,279,527	-

Total other income (expense)	364,391	(972,422)

Net income (loss) before provision for income tax	1,091,582	(518,151)

Provision for income taxes	-	-

Net income (loss)	1,091,582	(518,151)

Net income attributable to noncontrolling interests	1,562,787	255,841

Preferred stock dividends	(49,294)	(301,620)

Net loss attributable to common interests	$(520,499)	$(1,075,612)

Net loss per common unit (basic and diluted)	$(0.05)	$(0.62)

Weighted average number of common units outstanding - basic	9,850,522	1,743,660

Weighted average number of common units outstanding - diluted	12,141,912	9,725,991

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Equity (Unaudited)

For the Six Months Ended June 30, 2020 and 2019

		Outstanding
	Outstanding	Series A		Series A		Total	Outstanding		Additional		Total
	Common	Preferred	Common	Preferred	Members'	Members'	Common	Common	Paid-In	Accumulated	Stockholders'	Noncontrolling	Total
	Units	Units	Unit Interest	Unit Interest	Deficit	Equity	Stock	Stock	Capital	Deficit	Equity	Interest	Equity (Deficit)
Balance at January 1, 2020	2,083,017	5,932,545	$6,850	$7,311,907	$(10,884,473)	$(3,565,716)	-	$-	$-	$-	$-	$(7,794,023)	$(11,359,739)
Preferred stock dividends	-	-	-	-	(49,294)	(49,294)	-	-	-	-	-	-	(49,294)
Conversion of accrued Series A preferred unit dividends to common units	1,587,679	-	1,859,014	-	-	1,859,014	-	-	-	-	-	-	1,859,014
Conversion of outstanding Series A preferred units to common units	6,244,651	(5,932,545)	7,311,907	(7,311,907)	-	-	-	-	-	-	-	-	-
Retirement of restricted stock units	(64,825)	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of common units to common stock	(9,850,522)	-	(9,177,771)	-	10,933,767	1,755,996	9,850,522	985	9,176,786	(10,933,767)	(1,755,996)	-	-
Net income (loss)	-	-	-	-	-	-	-	-	-	(471,205)	(471,205)	1,562,787	1,091,582
Balance at June 30, 2020	-	-	$-	-	$-	$-	9,850,522	$985	$9,176,786	$(11,404,972)	$(2,227,201)	$(6,231,236)	$(8,458,437)

		Outstanding
	Outstanding	Series A		Series A		Total
	Common	Preferred	Common	Preferred	Members'	Members'	Noncontrolling	Total
	Units	Units	Unit Interest	Unit Interest	Deficit	Equity	Interest	Equity (Deficit)
Balance at January 1, 2019	1,743,660	5,932,545	$10,000	$7,311,907	$(9,904,353)	$(2,582,446)	$(6,968,435)	$(9,550,881)
Issuance of restricted common units	426,832	-	-	-	-	-	-	-
Purchase of common units	(87,475)	-	(3,150)	-	-	(3,150)	-	(3,150)
Net income (loss)	-	-	-	-	(773,992)	(773,992)	255,841	(518,151)
Preferred stock dividends	-	-	-	-	(301,620)	(301,620)	-	(301,620)
Balance at June 30, 2019	2,083,017	5,932,545	$6,850	$7,311,907	$(10,979,965)	$(3,661,208)	$(6,712,594)	$(10,373,802)

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2020 and 2019

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities
Net income (loss)	$1,091,582	$(518,151)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	329,455	456,730
Accretion of finance lease obligations	20,250	20,155
Gain realized on disposal of property and equipment	-	(1,206)
Gain as result of deconsolidation of noncontrolling interest	(1,279,527)
Changes and assets and liabilities:
Accounts receivable, net of allowance	(19,211)	166,075
Inventories	20,467	(25,943)
Other current assets	(135,836)	(221,847)
Accounts payable and accrued and other long-term liabilities	(62,136)	(244,949)
Effect of preneed sales production and maturities:
Preneed receivables, net and trust investments	(33,803)	(46,760)
Deferred receipts held in trust	33,947	(34,519)
Deferred revenue	(144,371)	262,062

Net cash used in operating activities	(179,183)	(188,353)

Cash Flows from Investing Activities
Cash paid for capital expenditures	(238,579)	(23,501)
Proceeds from sales of property and equipment	-	1,900

Net cash used in investing activities	(238,579)	(21,601)

Cash Flows from Financing Activities
Proceeds from borrowings on notes payable	1,017,200	1,100,000
Principal payments on long-term debt	(309,978)	(668,865)
Repurchase of common units from member	-	(3,150)

Net cash provided by financing activities	707,222	427,985

Increase in Cash and Cash Equivalents	289,460	218,031

Cash and Cash Equivalents, Beginning of Period	459,099	182,435

Cash and Cash Equivalents, End of Period	$748,559	$400,466

Supplemental Cash Disclosures
Cash paid for interest	$666,223	$886,288

See accompanying notes.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 1 - Nature of Operations and Summary of Significant Accounting Policies:

Remembrance Group, Inc., previously known as PF Management Services, LLC (the “Company”) is a provider of death care services and products, with funeral service locations operating in the United States. Our funeral operations consist of Funeral Service locations, Funeral Service/Cemetery combination locations, Crematories, and other related businesses, which enables us to provide services to every consumer regardless of their preferences when death occurs. We sell Funeral/Cemetery property merchandise and services at the time of need and on a pre-need basis.

Our funeral service locations provide all professional services relating to Funerals and Cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, Cremations, memorialization, and catering. Funeral merchandise, including burial and Cremation caskets and related accessories, urns and other Cremation receptacles, outer burial containers, flowers, online and video tributes, memorial stationery products, memorial tributes, Cremation memorialization products, and other ancillary merchandise is sold at our Funeral service locations.

On February 1, 2020, the Company changed its organizational status from a Delaware limited-liability company to a Delaware corporation and changed the Company’s name from PF Management Services, LLC to Remembrance Group, Inc.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements filed on Form 1-A. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-A, which was filed with the SEC. The financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019, respectively, and certain related disclosures are unaudited, and may not include year-end adjustments to make those financial statements comparable to audited results.

The Company has a wholly-owned subsidiary which operates one Funeral service location. The Company also operates six Funeral service locations which are consolidated into our financial statements due to the entities being either majority owned by the Company or are consolidated because we are the primary beneficiary of the affiliated entities. Two of these Funeral service locations are majority owned by the Company and the other four Funeral service locations are either separately owned entities or the Company owns a minority interest. The Company also manages three unaffiliated Funeral service locations under long-term contracts and other agreements in which we do not control and does not require to be consolidated. As a result, the Company did not consolidate the assets and liabilities related to these Funeral service locations. Under the long-term contract and other agreements associated with these Funeral service locations, which are subject to certain termination provisions, the Company is the exclusive operator of these Funeral service locations and earns revenues related to sales of services and merchandise. Upon termination of these agreements, the Company will retain certain benefits related to the contractual agreement. The Company has also recognized the existing customer contract-related performance obligations that it assumed as part of these agreements.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Our consolidated financial statements include the accounts of the Company and all subsidiaries in which we hold a controlling financial interest. The subsidiaries are consolidated because they are controlled by us. Control over a subsidiary exists because we possess the power to direct the activities that most significantly impact the subsidiary’s economic performance. The power to direct those activities arises either through us owning a majority voting interest in the subsidiary, or, alternatively, through legal or contractual rights or obligations of us whose terms implicitly or explicitly convey that power. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the Funeral service trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Revenue Recognition

The Company’s revenues are derived from contracts with customers through sale and delivery of death care products and services. Primary sources of revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,
●	personalize such merchandise in accordance with the customer's specific written instructions,
●	install or deliver for installation the merchandise, based on the customer's instructions and
●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds and earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations, until a receivable is one hundred eighty days delinquent at which time it is fully reserved and sent to a collection agency. These estimates are impacted by a number of factors, including changes in the economy, and demographic or competitive changes in our areas of operation.

Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have lease arrangements related to real estate for our funeral service locations that are classified as finance leases at June 30, 2020. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. For more information related to leases, see Note 6.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1 - Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2 - Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3 - Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks' notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Prior to our adoption of the new guidance on financial instruments discussed below in "Recently Issued Accounting Pronouncements", we also assessed our investments in equity instruments for other-than temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in Other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in Other income (expense), net, related to Deferred receipts held in trust. For the six months ended June 30, 2020 and 2019 we did not record an impairment charge for other-than-temporary declines in fair value related to certain investments.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $12,209,000 and $13,884,000 on a consolidated basis at June 30, 2020 and December 31, 2019, respectively, however these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed and the merchandise is delivered. In addition to amounts deferred on new contracts, investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to the Company’s acquisition of those entities or the assets of those entities. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that the Company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Income Taxes

On January 31, 2020 the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. Prior to January 31, 2020, the Company operated as a limited liability company, no provision has been made for federal and state income taxes since the proportionate share of the Company’s income or loss is included in the personal returns of the members. Additionally, prior to January 31, 2020, the Company’s corporate subsidiaries and consolidated affiliates are also not subject to U.S. federal and most state income taxes. The members of the affiliated consolidated companies are liable for income tax in regard to their distributive share of the Company’s taxable income.

Subsequent to the conversion to a Delaware corporation on January 31, 2020, the Company and corporate subsidiaries records a provision for federal and state income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months or that would not sustain an examination by applicable taxing authorities. The Company’s policy is to recognize penalties and interest as incurred in its Consolidated Statement of Operations. The Company’s federal and various state income tax returns for 2017 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Recently Issued Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard also requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, an operating lease results. The new standard is effective for fiscal years beginning after a deferred one-year period to January 1, 2022, including interim periods within those fiscal years. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company adopted the new guidance on January 1, 2019 using the full retrospective transition method. The full retrospective transition method includes a number of optional practical expedients and accounting policy elections.

1.	We elected a package of practical expedients to not reassess:

a.	whether a contract is or contains a lease (as an accounting policy election, we did not reassess whether arrangements grandfathered under EITF 01-8 are or contain leases),

b.	lease classification, or

c.	initial direct costs.

2.	We did not elect a practical expedient to use hindsight when determining lease term.

3.	We did not elect the short-term lease recognition exemption.

4.	The remaining practical expedients did not apply or did not have a material impact.

Our current lease portfolio is composed of real estate. Upon adoption of this standard, we recognized a right-of-use asset and liability related to lease arrangements which were originally recorded as capital leases. The adoption of the new standard did not significantly impact our consolidated financial position due to the recognition of the right-of-use asset and liability for our leases as the leases were originally recorded as capital leases. The adoption did not have a material impact to our consolidated results of operations or cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 2 - Accounts Receivable, Net of Allowance:

Accounts receivable, net, consisted of the following at June 30, 2020 and December 31, 2019:

	2020	2019

Customer receivables	$851,664	$856,819
Less: provision for bad debt	(408,730)	(429,341)

Accounts receivable, net	$442,934	$427,478

Note 3 - Preneed Receivables, Net and Trust Investments:

At June 30, 2020 and December 31, 2020, the Company’s service trusts consisted of the investment in debt and equity marketable securities and cash equivalents, both directly as well as through mutual and investment funds.

All of these investments are carried at fair value. All of these investments subject to the fair value hierarchy are considered either Level 1 or Level 2 assets pursuant to the three-level hierarchy described in Note 1. There were no Level 3 assets.

The service trusts are variable interest entities of which the Company is deemed the primary beneficiary. The assets held in the trusts are required to be used to provide the services to which they relate. If the value of these services falls below the cost of providing such services, the Company may be required to fund this shortfall.

A reconciliation of the Company’s trust activities for the six months ended June 30, 2020 is presented below:

2020

Balance - beginning of period	$1,080,001
Net preneed contract sales	119,386
Cash receipts from customers, net	(118,434)
Deposits to trust	118,434
Net undistributed investment earnings	3,725
Maturities and distributed earnings	(89,311)

Balance - end of period	$1,113,801

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

The components of Preneed receivables, net and trust investments in our Consolidated Balance Sheets at June 30, 2020 and December 31, 2019 was as follows:

	2020	2019

Trust Investments, at market	$944,435	$2,899,033
Insurance-backed fixed income securities	169,366	98,087

Total	$1,113,801	$2,997,120

The market value associated with the assets held in the trusts as of June 30, 2020 and December 31, 2019 were as follows:

Assets at Fair Value as of June 30, 2020

	Level 1	Level 2	Total
Fixed income securities	$-	$-	$-
Common stock	350,487	-	350,487
Preferred stock	-	21,328	21,328
Registered Investment companies	525,644	-	525,644

Trust Investments, at fair value	$876,131	$21,328	$897,460

Cash and cash equivalents			42,749
Alternative investments			4,226
Other Insurance backed fixed income securities			169,366

Trust Investments, at net asset value			216,341

Trust Investments, at market			$1,113,801

Assets at Fair Value as of December 31, 2019

	Level 1	Level 2	Total
Fixed income securities	$-	$1,433,085	$1,433,085
Common stock	826,586	-	826,586
Preferred stock	-	21,325	21,325
Registered Investment companies	556,030	-	556,030

Trust Investments, at fair value	$1,382,616	$1,454,410	$2,837,026

Cash and cash equivalents			57,784
Alternative investments			4,223
Other Insurance backed fixed income securities			98,087

Trust Investments, at net asset value			160,094

Trust Investments, at market			$2,997,120

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note 4 - Property and Equipment:

Property and equipment consisted of the following at June 30, 2020 and December 31, 2019:

	2020	2019

Computer equipment	$213,495	$176,768
Furniture and fixtures	1,046,178	1,214,839
Autos and trucks	865,765	1,071,400
Buildings	3,027,500	5,330,835
Finance lease right of use assets	5,790,000	5,790,000
Land	1,357,580	1,508,244
Leasehold improvements	444,438	420,461

Property and equipment, gross	12,744,956	15,512,547
Less: accumulated depreciation	(3,381,977)	(4,096,919)

Property and equipment, net	$9,362,979	$11,415,628

Depreciation expense was $318,134 and $419,147 for the six months ended June 30, 2020 and 2019, respectively.

Note 5 - Debt:

Total debt consisted of the following at June 30, 2020 and December 31, 2019:

	2020	2019

Note payable to banking institution at the prime rate + 2.00% (5.25% and 6.75% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures May 2038.	$945,751	$957,287

Note payable to banking institution at the prime rate + 2.00% (6.75% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note matured in May 2020 and was paid in full.	-	10,294

Note payable to banking institution at the prime rate + 2.75% (6.00% and 7.50% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures December 2038.	1,073,824	1,090,351

Note payable to banking institution at 5.55% interest due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	13,283	16,029

Note payable to banking institution at the prime rate + 2.75% (7.50% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note was scheduled to mature in January 2039 but was paid in full due to the divestiture of the funeral home location.	-	3,261,530

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note payable to banking institution at the prime rate + 2.75% (6.00% and 7.50% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2039.	3,675,265	3,727,361

Note payable to finance company at the interest rate of 5.99% due in monthly installments. The note is secured by the financed equipment. The note matures January 2021.	5,021	7,453

Note payable to finance company at the interest rate of 5.99% due in monthly installments. The note is secured by the financed equipment. The note matures January 2021.	-	9,492

Note payable to private equity firm at the prime rate + 6.75% (10.00% and 11.50% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures December 2025.	502,218	534,456

Note payable to private equity firm at the prime rate + 5.75% (10.50% at December 31, 2019) due in monthly installments. The note was secured by substantially all assets of the subsidiary. The note matured March 2020 and was paid in full.	-	7,247

Note payable to private equity firm at the prime rate + 3.50% (6.75% and 8.25% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures November 2031.	127,215	130,593

Note payable to finance company at the implied interest rate of 7.99% due in monthly installments. The note is secured by the financed equipment. The note matures December 2021.	16,057	21,302

Note payable to private equity firm at the prime rate + 6.00% (9.25% and 10.75% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures November 2026.	285,162	300,420

Note payable to private equity firm at the prime rate + 5.00% (8.25% and 9.75% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures June 2030.	201,990	207,964

Note payable to private equity firm at the prime rate + 6.50% (9.75% and 11.25% at June 30, 2020 and December 31, 2019, respectively) due in monthly installments. The note is secured by substantially all assets of the affiliate, a related affiliated company and the Company. The note matures August 2026.	403,240	425,606

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Note payable to seller at 3.00% interest due in quarterly installments. The note is unsecured. The note matures December 2022.	144,468	172,088

Note payable to seller at 4.50% interest due in quarterly installments. The note is secured by the affiliate company's property. The note matures May 2021.	-	104,694

Note payable to investor at 5.50% interest due in monthly installments. The note is secured by the affiliate company's property. The note matures November 2030.	488,280	509,437

Convertible note payables to investors at 12%, principal and accrued interest is due and payable at maturity March 2021 and detailed in the Subordinated Convertible Notes Disclosure under Note 5.	1,600,000	1,600,000

Consulting agreement acquisition obligations to sellers in monthly installments. Agreements mature at various dates from April 2020 through October 2021.	56,455	92,125

Economic Injury Disaster Loan - EIDL loans with the term of a 3.75% rate over 30 years, and a 12-month deferment on the first repayment of principal with interest accrued during deferment	454,700	-

On April 2020, the Companies were recipients of loans in the aggregate amount of $562,500, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted March 27, 2020.	562,500	-

Covenant not to compete acquisition obligations to sellers in quarterly installments. Agreements mature at various dates from June 2025 through March 2027.	1,138,705	1,544,954

	11,694,134	14,730,683
Less current maturities	(1,253,158)	(916,873)
Less loan origination fees, net	(209,382)	(335,778)

Long-term portion	$10,231,594	$13,478,032

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

The aggregate maturities of our long-term debt for the next five years subsequent to June 30, 2020 and thereafter are as follows:

Year Ending December 31
2021	$1,253,158
2022	2,243,027
2023	550,587
2024	556,969
2025	572,726
2026 and Thereafter	6,924,264

$12,100,731

Amortization of debt issuance costs related our debt obligations was $11,321 and $37,583 for the six months ended June 30, 2020 and 2019, respectively.

Subordinated Convertible Notes

In March and October 2019, the Company issued $1,100,000 and $500,000, respectively of unsecured Subordinated Convertible Notes pursuant to note purchase agreements (the “Note Purchase Agreements”). Interest will accrue on the principal balance of each Note at a simple rate of 12% per annum. The principal and unpaid accrued interest on each Note then outstanding will be due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Notes (the “Requisite Noteholders”) on or after the date (the “Maturity Date”) that is 24 months following the date of the Initial Closing.

The Subordinated Convertible Notes are subject to (i) automatic conversion into equity securities issued in the Company’s next equity financing (the “Next Equity Financing”) issued and sold at the close of the Company’s next equity financing yielding gross proceeds of at least $5,000,000 in a single transaction or a series of related transactions (which, for the avoidance of doubt, shall exclude the aggregate principal amount of the Notes converted); or (ii) at the Purchaser’s option, in the event of (a) a sale by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company’s voting security immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), or (c) the transfer of more than 50% of the Company’s voting securities to a person or group; and (iii) at the Requisite Noteholders’ option, on or after the Maturity Date while such Note remains outstanding, into the Company’s Common Units ( a “Maturity Conversion”).

In the event of the Next Equity Financing, the outstanding principal and accrued interest will automatically convert into a number of unregistered shares of equity securities, equal to the outstanding principal and accrued interest at such closing date divided by the applicable conversion price (the “Conversion Price”). The Conversion Price is determined (i) with respect to a Next Equity Financing Conversion, the lesser of: (a) the price that is 40% (the “Discount”) less than the lowest price per unit of the membership units sold in the Next Equity Financing; and (b) the quotient resulting from dividing $3,000,000 (the “Valuation Cap”) by the Company’s fully diluted capitalization immediately prior to closing of the Next Equity Financing; (ii) with respect to a Corporate Transaction Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the closing of the Corporate Transition; and (iii) with respect to a Maturity Conversion, the quotient resulting from dividing the Valuation Cap by the Company’s fully diluted capitalization immediately prior to the Maturity Conversion.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Paycheck Protection Program

Paycheck Protection Program Notes payable to Small Business Administration ("SBA") - due at maturity April 2025, including interest at a fixed rate of 1.0%. See below for additional conditions of the Notes. On April, 2020, the Companies were recipients of loans in the aggregate amount of $562,500, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted March 27, 2020. The PPP provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if certain conditions are not met.

Economic Injury Disaster Loan

In addition to the PPP loans, Economic Injury Disaster Loans (EIDL) through the SBA was also made available under the CARES Act passed by Congress in response to the COVID-19 pandemic. As of June 2020, $454,700 of EIDL loan was approved with the term of a 3.75% rate over 30 years, and a 12-month deferment on the first repayment of principal with interest accrued during deferment.

Note 6 - Finance Lease Obligations

In 2016 and 2015, the Company entered into noncancelable leases for four of our funeral service locations that expire at various dates with initial lease terms ranging from June 2022 to October 2023. As of June 30, 2020, the four finance lease arrangements had aggregate gross and net asset values of $5.79 million and $5.157 million, respectively. As of December 31, 2019, the four finance lease arrangements had aggregate gross and net asset values of $5.79 million and $5.243 million, respectively. The agreements also provide the Company with renewal options that will extend the expected lease terms through October 2044. Leasehold improvements are amortized over the shorter of the lease term or asset life, which may include renewal periods where the renewal is reasonably assured. The average lease terms and discount rates for our finance leases as of June 30, 2019 are 24 years and 9.5%, respectively. The aggregate amount of remaining future minimum lease payments as of June 30, 2020 is as follows:

Period Ending June 30
2021	$642,705
2022	657,957
2023	673,574
2024	689,565
2025	705,939
2026 and Thereafter	16,362,157

Total	19,731,897
Less: Interest on capital leases	(13,599,652)

Total principal payable on capital leases	$6,132,245

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

The lease agreements contain terms that give the Company the option to purchase the real estate assets. If the Company acquires the real estate from the lessor at the end of initial seven-year term, for three of the lease agreements the price equals the then current year’s rent multiplied by ten (10) and the remaining agreement the buyout price for the real estate is the then current annual rent divided by 9.75%. The lease agreements also contain early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). During years one to four, the Company is required to pay a 6.00% premium in addition to the buyout formula amount and during years five to seven, the premium is 4.00%. The lessor has required corporate and personal guarantees for the lease obligations and the Company entered into a continuing and unconditional guaranty of payment and performance agreement for the lease obligations. Additionally, certain members of the Company and members of the affiliated companies also provide personal guarantees similar to the continuing and unconditional guaranty of payment and performance agreement executed by the Company.

The Company has other debt obligations outstanding with the lessor that are described in Note 5. The individual financings provided by the lessor are cross-collateralized through a cross default/cross collateralization agreement that was executed. If any of the entities that are parties to the lessor’s agreements and provided collateral for those specific financings also serve as collateral for all of the other debt facilities provided by lessor. Additionally, if any of these entities are in default per the terms of the specific loan agreements, the lessor can declare that all of the agreements are in default, with certain exceptions and limiting terms. As part of each financing, the lessor and the Company’s series A preferred unit holder entered into a subordination agreement that limits the Company’s ability to make payments (such as cash dividends) to the Company’s series A preferred unit holder.

Note 7 - Equity:

The Company’s ownership interests are represented by common stock, common units and preferred units.

Common Stock

On January 31, 2020 the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. As a result of the conversion the Company’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share.

Holders of the Company’s common stock are entitled to one vote for each share on all matters voted upon by Company stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, the common stockholders are entitled to any dividends that may be declared by the Company’s board. Holders of the Company’s common stock are entitled to share ratably in the net assets upon dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. Holders of the Company’s common stock have no preemptive rights to purchase shares of stock. The shares of the Company’s common stock are not subject to any redemption provisions. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock currently outstanding or that may be issued in the future.

As of June 30, 2020, there were 9,850,522 shares of the Company’s common stock issued.

Unrestricted Common Units and Restricted Common Units

The Company is authorized to issue up to a total of 12,000,000 common units. The Company is required to reserve and keep available out of its authorized and unissued common units such number of its duly authorized common units sufficient to (a) effect the conversion of outstanding and any convertible debt outstanding, preferred units into common units, (b) effect the exercise of any warrants outstanding, (c) issue the maximum amount of common units that can be issued under the Company’s equity incentive plan, and (d) issue any common units issuable in connection with options issued in connection with the Company’s equity incentive plan. If at any time the number of authorized and unissued common units is insufficient to fully effect the necessary conversions of the outstanding convertible instruments then the Company will take such action necessary to increase the authorized and unissued common units to a number that is sufficient for such purposes, including, but not limited to, using the Company’s best efforts to obtain requisite approvals from the Company’s Member(s) or Manager(s) for any necessary amendment to the Company’s operating agreement.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

The Company is authorized to award common units to executive officers and to negotiate and enter into employment agreements or award agreements with each executive officer to whom it awards common units, which include such terms, conditions (including vesting conditions), rights, and obligations as may be determined by the Company’s Board of Directors. The Board of Directors may establish such vesting criteria for the awards of common units as it determines in its discretion and shall include such vesting criteria in an applicable employment agreement or award agreement. Common units that have not vested are restricted common units and common units that have vested are referred to as unrestricted common units.

We had 0 and 2,083,017 common units issued and outstanding at June 30, 2020 and December 31, 2019, respectively.

Convertible Preferred Units

The Company is authorized to issue up to 6,500,000 preferred units. At any time and from time to time, at the option of any holder thereof, each of the preferred units shall be convertible, by delivery of written notice to the Company, into the number of fully paid and nonassessable common units determined by dividing the liquidation preference amount (as defined in the Company’s operating agreement) of each preferred unit by the applicable series A conversion price, determined in accordance with the provisions of the Company operating agreement, in effect at the time of conversion. Each of the preferred units shall automatically be converted into the number of fully paid and nonassessable common units, without any act by the Company or the holder of preferred units, upon a qualified initial public offering.

We had 0 and 5,932,545 Series A Convertible Preferred Units (“Preferred Units”) issued and outstanding at June 30, 2020 and December 31, 2019, respectively.

The Series A Convertible Preferred Units currently has a conversion price of $1.1709 per unit and shall be subject to adjustment based upon the terms of the Company’s operating agreement. The Company has also granted participation rights to each of the preferred unit holders and any permitted subsequent holder of the preferred units (if any) or of any of the common units issuable upon conversion of the preferred units the right to purchase all or any part of such holder’s pro rata share of new securities that the Company may issue, from time to time. Each preferred unit holder and any such permitted holder may purchase all or any part of such holder’s pro rata share of such new securities based on the same terms and at the same price at which the Company proposes to sell and issue the new securities.

The preferred units accrue a cumulative dividend at a rate of 8.25% per annum on the original issue price of the preferred units from the date of issuance of the preferred units (“Series A Preferred Dividends”). The Series A Preferred Dividends is payable quarterly on January 1, April 1, July 1, and October 1 of each fiscal year.

During the six-month periods ended June 30, 2020 and 2019 we accrued $49,294 and 301,620 in Series A Preferred Dividends, respectively. As of June 30, 2020 and December 31, 2019 there was $0 and $1,809,720 in accrued but unpaid dividends, respectively.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Upon the occurrence of a deemed liquidation event, the preferred unit holders will receive, in preference to all holders of common units, a liquidation preference amount plus all accrued but unpaid Series A Preferred Dividends on each of the preferred units and, thereafter, shall participate in distributions with the common units on an as-converted basis. If there are insufficient cash proceeds to distribute the liquidation preference amount plus all accrued but unpaid Series A Preferred Dividends, at the request of the holder of a majority of the preferred units, the preferred unit holders shall receive additional common units. The number of additional units shall equal the liquidation preference amount plus all accrued but unpaid Series A Preferred Dividends, minus cash received, divided by the fair market value of the common units immediately following the deemed liquidation event.

On January 31, 2020, the preferred unit holders elected to convert the number of Preferred Units of the Company and Series A Preferred Dividends accrued and unpaid into Common Units of the Company. On January 31, 2020 the 5,932,545 Preferred Units issued and outstanding at December 31, 2019 were converted to 6,244,651 Common Units and the accrued but unpaid Series A Preferred Dividends of $1,859,014 were converted to 1,587,679 Common Units.

Equity Incentive Plan

The Company established an equity incentive plan in which the Company’s Board of Directors is authorized to issue a number of restricted common units to employees and other persons outside of holders of the Company’s preferred units, participation rights through the forms of options, warrants, restricted common units, profit interests, or other form of equity compensation approved by the Board of Directors of the Company.

On April 11, 2011, the Company engaged a strategic consultant to raise capital for an affiliate of the Company. As set forth in the agreement, the Company agreed to issue to the strategic consultant in connection with its services warrants to purchase a number of common units in an amount equal to 5.0% of the outstanding affiliated company’s securities on a fully diluted, as if converted basis at the time of execution of the agreement. The agreement included the right to purchase common units of any affiliates, successor companies, sibling entities, which are part of the Company, its wholly owned subsidiary and affiliated companies.

The warrants have an exercise price of $0.01 per unit. The warrants expire ten (10) years after the date of issuance and provides for standard anti-dilution provisions for splits, dividends, and re-combinations. As of June 30, 2020, the Company has reserved 150,000 common units related to any future exercise of the warrants by the holder. These warrants were issued to a strategic consultant and expire on April 6, 2021.

On May 3, 2013, an affiliate of the Company issued and sold a subordinated convertible promissory note in the original principal amount of $50,000. The note accrues interest annually at a rate of 10.0% and automatically converts into common units upon a qualified financing, deemed liquidation event, or upon the maturity date set forth in the note. Pursuant to the terms and conditions of the note, the note holder received warrants to purchase one percent (1.0%) of the then outstanding units as of the date of the issuance of the affiliated company as well as the Company on a fully diluted basis. During 2019, the Company entered into a note, warrant and subscription termination agreement whereas the Company and the note and warrant holder agreed to terminate the note and subscription agreement as well as the cancellation of the associated warrants effective May 29, 2018 for consideration to the note and warrant holder in the amount of $35,000.

On February 3, 2020, the Remembrance Group, Inc. 2020 Equity Incentive Plan, or 2020 Plan, was approved. The 2020 Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

The number of shares of the common stock that may be issued under the 2020 Plan is 2,500,131. Shares issuable under our 2020 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2020 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2020 Plan. The number of shares of common stock issuable under the 2020 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2020 Plan. No award granted under the 2020 Plan may be transferred, except by will, the laws of descent and distribution.  No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

As of June 30, 2020 there are 2,141,390 shares of our common stock that have been granted pursuant to the 2020 Plan and up to 24,000 shares of series A preferred stock underlying the underwriting warrants.

Note 8 - Commitments and Contingencies:

Legal

The Company is party to legal proceedings in the ordinary course of its business but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows. The Company carries insurance with coverage and coverage limits that it believes to be customary in the funeral home industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that the insurance protection is reasonable in view of the nature and scope of the operations.

Regulatory

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission (“FTC”) under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the “Funeral Rule.” The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items.

Environmental. Our operations are also subject to stringent federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and aboveground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in substantial compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Note 9 - Consolidation of Variable Interest Entities:

The Company has consolidated five operating business entities which are not majority owned by the Company within the consolidated financial statements of the Company. The operating business entities are accounted for as subsidiaries in the consolidated financial statements because the Company has the power to direct the activities that most significantly impact the operating business entities economic performance. Those activities include management oversight, hiring, and strategic decision-making.

The Company has also entered into agreements with the owners of the operating business entities and as such the owners of those entities granted the Company the right to acquire 100% of the ownership interest of each of the operating business entities upon the election of the Company. The Company may exercise the option at any time for four of the business entities and for the remaining operating business entity the Company may exercise the option upon or at any time after (a) the earlier of (i) all of the outstanding principal and accrued and unpaid interest and obligations due under entity’s debt and lease financing facilities provided by a lender, have been paid, or (ii) consent of the lender for the financing to the transfer of the membership interests to the Company.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

June 30, 2020 and 2019

As discussed in Note 5, the assets of the affiliated companies are pledged as collateral for the related mortgage debt and, consequently, other Company creditors do not have recourse to those assets. Additionally the mortgage, finance lease obligations and other secured debt is guaranteed by the Company, the Company’s principal members and cross-collateralized by a security interest in the Company’s assets.

Should the affiliates require additional financial support in the future, it is expected that the Company would provide it due to the common ownership and other arrangements as described above between the Company and the affiliated companies. The Company is currently the sole source of the affiliated company’s financial support.

The consolidated variable interest entities included in the consolidated balance sheets and statements of operations are as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Consolidated Balance Sheets
Cash and cash equivalents	$316,466	$159,430
Accounts receivable, net	224,189	277,093
Other current assets	201,830	218,175
Preneed receivables, net and trust investments	1,045,497	2,913,787
Property and equipment, net	5,733,268	7,728,084
Accounts payable and accrued liabilities	626,337	774,534
Debt and finance lease obligations	9,676,214	12,574,785
Deferred receipts held in trust	1,045,497	3,029,411
Noncontrolling interests	(6,231,236)	(7,794,023)

	Six months ended June 30, 2020	Six months ended June 30, 2019
	(Unaudited)	(Unaudited)
Consolidated Statements of Operations
Revenue	$2,447,930	$3,147,566
Costs of revenue	562,952	692,115
Operating profit	1,884,978	2,445,451
Operating expenses	1,322,418	1,674,613
Operating income	562,559	770,838
Net income	1,562,787	255,851

Note 10 – Divestitures

On February 14, 2020, the Company entered into an agreement to divest one of its five funeral home businesses that is not majority owned by the Company. The Company is entering into a long-term management agreement and will receive management fees but will no longer exert the power to direct the activities that most significantly impact the operating business entities economic performance, therefore, the Company has deconsolidated this funeral home business and it will no longer be included in the Companies consolidated financial results. The deconsolidation of the funeral home business is reflected as a gain of $1,279,527 within the consolidated statement of operations for the period ended June 30, 2020.

Note 11 - Subsequent Events:

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency. The Company is currently evaluating the potential impact of COVID-19 on its business operations and future outlook; however, at the time of report issuance, the potential impact is highly uncertain and cannot be predicted.

Management has evaluated subsequent events through September 11, 2020, the date the consolidated financial statements were available to be issued.

Item 4.	Exhibits

Exhibit No.	Description

2.1*	Certificate of Incorporation of Remembrance Group, Inc., dated as of January 31, 2020

2.2*	Bylaws of Remembrance Group, Inc., dated as of January 31, 2020

2.3*	Form of Amended and Restated Certificate of Incorporation of Remembrance Group, Inc.

3.1*	Secured Promissory Note dated May 31, 2013 issued by Premier Funeral Management Group, LLC to Live Oak Banking Company

3.2*	Secured Promissory Note dated December 12, 2013 issued by Premier Funeral Management Group II, LLC to Midwest Business Capital, a division of United Midwest Savings Bank

3.3*	Secured Promissory Note dated October 29, 2014 issued by Premier Funeral Management Group IV, LLC to Midwest Business Capital, a division of United Midwest Savings Bank

3.4*	Form of Convertible Note Purchase Agreement of PF Management Services, LLC, dated March [*], 2019(Not Sure What This Is)?

3.5*	12% Convertible Unsecured Promissory Notes issued by PF Management Services, LLC dated (i) March 18, 2019, issued to Davos Partners, LP, (ii) March 21, 2019, issued to Paul Rosenberg, and (iii) October 14, 2019, issued to Davos Fixed Income LLC

3.6**	U.S. Small Business Administration Note dated April 12, 2020 issued by Premier Funeral Management Group, LLC to Live Oak Banking Company

3.7**	Paycheck Protection Program Term Note dated April 16, 2020 issued by Remembrance Group, Inc. to PNC Bank, National Association

3.8**	Form of Underwriter Warrant

4.1**	Form of Subscription Agreement

6.1*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group, LLC

6.2*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group II, LLC

6.3*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group IV, LLC

6.4*	Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Services III, LLC (APA Feb 18th 2020 Cotrell)*

6.5*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VI, LLC

6.6*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VII, LLC

6.7*	Executive Employment Agreement with Dennis L. Smith dated January 1, 2020

6.8*	Executive Employment Agreement with Michael A. Ryan dated January 1, 2020

6.9*	Executive Employment Agreement with Derrick Husmann dated January 1, 2020

6.10*	2020 Equity Incentive Plan of Remembrance Group, Inc.

6.11**	Amended and Restated Management Services Agreement dated as of February 1, 2020 by and between Remembrance Group, Inc. and Littlebanc Advisors LLC

6.12*	Lease Agreement with Option to Purchase dated June 17, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Services III, LLC

6.13*	Lease Agreement with Option to Purchase dated November 5, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group V, LLC

6.14*	Lease Agreement with Option to Purchase dated October 12, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VII, LLC

6.15*	Lease Agreement with Option to Purchase dated November 1, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VI, LLC

6.16**	Management and Administrative Services Agreement dated February 14, 2020 by and between PF Management Services, LLC and PVP Investments LLC

6.17**	Live Oak Bank Loan Commitment Letter dated October 23, 2019

7.1*	Plan of Conversion dated effective as of February 1, 2020

8.1**	Form of Escrow Agreement, dated [*], 2020, by and among Remembrance Group, Inc., Digital Offering LLC and Wilmington Trust, National Association

10.1*	Power of attorney

11.1***	Consent of Somerset CPAs, P.C.

*	Filed as an exhibit, as numbered, to the Form 1-A of the Company filed with the Securities and Exchange Commission on March 13, 2020.

**	Filed as an exhibit, as numbered, to the Form 1-A Amendment of the Company filed with the Securities and Exchange Commission on April 27, 2020.

***	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 24, 2020.

Remembrance Group, Inc.

By:	/s/ Dennis L. Smith
Dennis L. Smith Chief Executive Officer and President

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Dennis L. Smith	Chief Executive Officer (Principal Executive Officer), Interim Principal Financial and Accounting Officer, President and Director	September 24, 2020
Dennis L. Smith

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 18, 2020 (July 27, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

ITEM 7.	RESIGNATION OF CERTAIN OFFICERS

On July 27, 2020, Michael Ryan, the Treasurer and principal financial officer of Remembrance Group, Inc. (the “Company”), submitted a letter of resignation to the Company resigning from his position as Treasurer of the Company, effective August 31, 2020. Mr. Ryan’s departure is not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2020	REMEMBRANCE GROUP, INC.

/s/ Dennis L. Smith
	Name:	Dennis L. Smith
	Title:	Chief Executive Officer

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